Exhibit 99.1

For Immediate Release

January 25, 2012

SAP Reports Best Ever Results — Full-Year 2011 Software Revenue Increases 25% at Constant Currencies to €4 Billion — Non-IFRS Operating Profit €4.8 Billion at Constant Currencies

•	Best Ever Software Revenue Performance: Full-Year 2011 Software Revenue Increases 22% to €3.97 Billion (25% at Constant Currencies)

•	Exceeding Revenue Guidance: Full-Year 2011 Non-IFRS Software and Software-Related Service Revenue Increases 15% (17% at Constant Currencies)

•

Exceeding Operating Profit Guidance: Full-Year 2011 Non-IFRS Operating Profit €4.71 Billion (€4.78 Billion at Constant Currencies), Resulting in Full-Year 2011 Non-IFRS Operating Margin Increasing by 1.1 Percentage Points at Constant Currencies to 33.1%

•	Double-Digit Earnings Per Share Growth: 23% Increase in Full-Year 2011 Non-IFRS Earnings Per Share

•	Record Operating Cash Flow: 29% Increase to €3.78 Billion

•	Strong Contribution From Innovations: SAP HANA and Mobile €270 Million

WALLDORF, Germany — January 25, 2012 — SAP AG (NYSE: SAP) today announced its preliminary financial results for the fourth quarter and full-year ended December 31, 2011.

“SAP performed exceptionally well in 2011 clearly exceeding its guidance for revenue and profit. This record performance was driven by strong top line results with double-digit software revenue growth in all regions, resulting in year over year total revenue growth of €1.7 billion and a record cash flow,” said Werner Brandt, CFO of SAP. “We are well positioned to exceed our €20 billion revenue target and reach a 35% operating margin in 2015.”

“In an uncertain environment, we had the best year in our 40 year history and clearly outperformed the competition. We extended our leadership in enterprise applications, analytics and mobile and are reinventing the database and cloud markets,” said Bill McDermott and Jim Hagemann Snabe, co-CEOs of SAP. “We have significant momentum going into 2012, as our customers continue to benefit from faster innovation, easier adoption and our unmatched industry expertise.”

SAP Reports Fourth Quarter and Full-Year 2011 Results	Page 2

FINANCIAL RESULTS IN DETAIL

FINANCIAL HIGHLIGHTS — Fourth Quarter 2011

	Fourth Quarter 20111)
	IFRS			Non-IFRS2)
€ million, unless otherwise stated	Q4 2011	Q4 2010	% change	Q4 2011	Q4 2010	% change	% change const. curr.3)
Software revenue	1,744	1,507	16	1,744	1,507	16	17
Support revenue	1,874	1,654	13	1,875	1,692	11	11
Software and software-related service revenue	3,720	3,273	14	3,721	3,311	12	13
Total revenue	4,498	4,058	11	4,499	4,096	10	10
Total operating expenses	-2,832	-3,514	-19	-2,718	-2,474	10	10
- thereof TomorrowNow litigation	6	-934	<-100	N/A	N/A	N/A	N/A
Operating profit	1,666	544	206	1,781	1,622	10	10
Operating margin (%)	37.0	13.4	23.6pp	39.6	39.6	0	0.1pp
Profit after tax	1,199	434	176	1,281	1,109	16
Basic earnings per share (€)	1.01	0.37	173	1.08	0.93	16
Number of employees (FTE)	55,765	53,513	4	N/A	N/A	N/A	N/A

1)	All figures are preliminary and unaudited.

2)	Adjustments in the revenue line items are for the support revenue that would have been recognized had the acquired entities remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges, share-based compensation expenses, restructuring and discontinued activities.

3)	Constant currency revenue and operating profit figures are calculated by translating revenue and operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

Revenue — Fourth Quarter 2011

•	IFRS software revenue was €1.74 billion (2010: €1.51 billion), an increase of 16% (17% at constant currencies).

•

IFRS software and software-related service revenue was €3.72 billion (2010: €3.27 billion), an increase of 14%. Non-IFRS software and software-related service revenue was €3.72 billion (2010: €3.31 billion), an increase of 12% (13% at constant currencies).

•	IFRS total revenue was €4.50 billion (2010: €4.06 billion), an increase of 11%. Non-IFRS total revenue was €4.50 billion (2010: €4.10 billion), an increase of 10% (10% at constant currencies).

Fourth Quarter 2011 non-IFRS software and software-related service revenue and total revenue exclude a deferred support revenue write-down from acquisitions of €1 million (2010: €38 million).

Profit — Fourth Quarter 2011

•	IFRS operating profit was €1.67 billion (2010: €544 million), an increase of 206%. Non-IFRS operating profit was €1.78 billion (2010: €1.62 billion), an increase of 10% (10% at constant currencies).

SAP Reports Fourth Quarter and Full-Year 2011 Results	Page 3

•

IFRS operating margin was 37.0% (2010: 13.4%), an increase of 23.6 percentage points. Non-IFRS operating margin was 39.6% (2010: 39.6%), or 39.7% at constant currencies, an increase of 0.1 percentage points at constant currencies.

•

IFRS profit after tax was €1.20 billion (2010: €434 million), an increase of 176%. Non-IFRS profit after tax was €1.28 billion (2010: €1.11 billion), an increase of 16%. IFRS basic earnings per share was €1.01 (2010: €0.37), an increase of 173%. Non-IFRS basic earnings per share was €1.08 (2010: €0.93), an increase of 16%.

•	The IFRS and non-IFRS effective tax rates in the fourth quarter of 2011 were 25.9% (2010: 4.0%) and 26.1% (2010: 27.5%), respectively.

•

Fourth quarter 2011 operating profit and operating margin were impacted by SAP’s continued investments in go-to-market activities intended to capture future growth opportunities, resulting in a sequential increase in headcount in sales and marketing by almost 500 full-time-equivalents (FTEs). Total headcount for the Group grew in the fourth quarter by almost 1,200 FTEs compared to the previous quarter.

•

Fourth quarter 2010 IFRS operating profit and operating margin were negatively impacted by the provision for the TomorrowNow litigation while there was no such effect on SAP’s non-IFRS operating profit and operating margin.

Fourth Quarter 2011 non-IFRS operating profit excludes a deferred support revenue write-down from acquisitions of €1 million, acquisition-related charges of €115 million, profit from discontinued activities of €6 million, share-based compensation expenses of €3 million and restructuring expenses of €2 million (2010: €38 million, €99 million, expenses of €935 million, €9 million and -€2 million). Fourth Quarter 2011 non-IFRS profit after tax and non-IFRS basic earnings per share exclude a deferred support revenue write-down from acquisitions of €1 million, acquisition-related charges of €78 million, profit from discontinued activities of €2 million, share-based compensation expenses of €4 million and restructuring expenses of €1 million (2010: €25 million, €70 million, expenses of €575 million, €6 million and -€1 million) net of tax.

SAP Reports Fourth Quarter and Full-Year 2011 Results	Page 4

FINANCIAL HIGHLIGHTS — Full-Year 2011

	Full-Year 20111)
	IFRS			Non-IFRS2)
€ million, unless otherwise stated	FY 2011	FY 2010	% change	FY 2011	FY 2010	% change	% change const. curr.3)
Software revenue	3,970	3,265	22	3,970	3,265	22	25
Support revenue	6,967	6,133	14	6,994	6,207	13	14
Software and software-related service revenue	11,318	9,794	16	11,345	9,868	15	17
Total revenue	14,232	12,464	14	14,259	12,538	14	15
Total operating expenses	-9,353	-9,873	-5	-9,549	-8,531	12	13
- thereof TomorrowNow litigation	717	-981	<-100	N/A	N/A	N/A	N/A
Operating profit	4,879	2,591	88	4,710	4,007	18	19
Operating margin (%)	34.3	20.8	13.5pp	33.0	32.0	1.0pp	1.1pp
Profit after tax	3,441	1,813	90	3,371	2,738	23
Basic earnings per share (€)	2.89	1.52	90	2.83	2.30	23
Number of employees (FTE)	55,765	53,513	4	N/A	N/A	N/A	N/A

1)	All figures are preliminary and unaudited.

2)	Adjustments in the revenue line items are for the support revenue that would have been recognized had the acquired entities remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges, share-based compensation expenses, restructuring and discontinued activities.

3)	Constant currency revenue and operating profit figures are calculated by translating revenue and operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

Revenue — Full-Year 2011

•	IFRS software revenue was €3.97 billion (2010: €3.27 billion), an increase of 22% (25% at constant currencies).

•

IFRS software and software-related service revenue was €11.32 billion (2010: €9.79 billion), an increase of 16%. Non-IFRS software and software-related service revenue was €11.35 billion (2010: €9.87 billion), an increase of 15% (17% at constant currencies).

•	IFRS total revenue was €14.23 billion (2010: €12.46 billion), an increase of 14%. Non-IFRS total revenue was €14.26 billion (2010: €12.54 billion), an increase of 14% (15% at constant currencies).

Full-Year 2011 Non-IFRS software and software-related service revenue as well as total revenue exclude a deferred support revenue write-down from acquisitions of €27 million (2010: €74 million).

Profit — Full-Year 2011

•	IFRS operating profit was €4.88 billion (2010: €2.59 billion), an increase of 88%. Non-IFRS operating profit was €4.71 billion (2010: €4.01 billion), an increase of 18% (19% at constant currencies).

•

IFRS operating margin was 34.3% (2010: 20.8%), an increase of 13.5 percentage points. Non-IFRS operating margin was 33.0% (2010: 32.0%), or 33.1% at constant currencies, an increase of 1.0 percentage points (1.1 percentage points at constant currencies).

SAP Reports Fourth Quarter and Full-Year 2011 Results	Page 5

•

IFRS profit after tax was €3.44 billion (2010: €1.81 billion), an increase of 90%. Non-IFRS profit after tax was €3.37 billion (2010: €2.74 billion), an increase of 23%. IFRS basic earnings per share was €2.89 (2010: €1.52), an increase of 90%. Non-IFRS basic earnings per share was €2.83 (2010: €2.30), an increase of 23%.

•

Full year 2011 IFRS operating profit and operating margin numbers were favorably impacted by the re-measurement of the TomorrowNow litigation provision while full year 2010 IFRS operating profit and operating margin were negatively impacted by the TomorrowNow litigation provision. The provision in 2010 as well as the re-measurement in 2011 did not affect SAP’s non-IFRS operating profit and operating margin results.

•	The IFRS and non-IFRS effective tax rates in the first twelve months 2011 were 27.8% (2010: 22.5%) and 26.5% (2010: 27.2%), respectively.

•

The main reason for the significant year over year difference is the change in the measurement of the TomorrowNow litigation provision. While 2010 saw a tax rate reduction of almost 5 percentage points as a result of the significant increase of the TomorrowNow litigation provision, 2011 experienced the tax rate increase resulting from the reduction of the same provision. However, this increase was offset by tax effects related to intercompany financing.

•	The 2011 effective tax rate based on Non-IFRS profit was 26.5% and thus below the respective rate in 2010 (27.2%). The main reasons for the decrease were tax effects related to intercompany financing.

Full-Year 2011 non-IFRS operating profit excludes a deferred support revenue write-down from acquisitions of €27 million, acquisition-related charges of €448 million, profit from discontinued activities of €717 million, share-based compensation expenses of €69 million and restructuring expenses of €4 million (2010: €74 million, €304 million, expenses of €983 million, €58 million and -€3 million). Full-Year 2011 non-IFRS profit after tax and non-IFRS basic earnings per share exclude a deferred support revenue write-down from acquisitions of €18 million, acquisition-related charges of €303 million, profit from discontinued activities of €444 million, share-based compensation expenses of €51 million and restructuring expenses of €2 million (2010: €50 million, €221 million, expenses of €613 million, €42 million and -€1 million) net of tax.

Cash Flow — Full-Year 2011

Operating cash flow was €3.78 billion (2010: €2.92 billion), an increase of 29%. Free cash flow was €3.33 billion (2010: €2.59 billion), an increase of 29%. Free cash flow was 23% of total revenue (2010: 21%). At December 31, 2011, SAP had a total group liquidity of €5.60 billion (December 31, 2010: €3.53 billion), which includes cash and cash equivalents and short term investments. Net liquidity at December 31, 2011 was €1.64 billion compared to -€850 million at December 31, 2010. This increase in net liquidity was mainly due to the increased operating cash flow in the fiscal year 2011.

SAP Reports Fourth Quarter and Full-Year 2011 Results	Page 6

SuccessFactors

On December 3, 2011, SAP entered into a merger agreement with SuccessFactors, Inc., the market-leading provider of cloud-based human capital management solutions. A successful closing of the acquisition will add SuccessFactors’ team and technology to SAP’s powerful cloud assets, significantly accelerating SAP’s momentum as a provider of cloud applications, platforms and infrastructure. Currently, we expect the acquisition to close in the first quarter of 2012.

Change in Income Statement Presentation

In light of SAP’s strong focus on the cloud market, SAP intends to realign, for periods starting on or after January 1, 2012, its income statement to provide additional transparency on cloud-related revenue streams and revenues from multi-year licensing arrangements (formerly known as software subscriptions):

•

‘Cloud subscriptions and support’ will no longer be included in the line item ‘Subscription and other software-related service revenue’ but will be presented as a separate line item within ‘Software and software-related service revenue’

•

Revenues from multi-year licensing arrangements and all other revenues so far included in the ‘Subscription and other software-related service revenue’ line item will be split into their software portion and support portion with these portions being allocated to the ‘Software revenue’ and ‘Support revenue’ line items respectively.

This reclassification only affects sub items of ‘Software and software-related service revenue’. The total of ‘Software and software-related service revenue’ and consequently total revenue as well as profit numbers and operating margin figures will not be affected by this change. The financial section of this press release also includes the preliminary full year 2011 income statement and the reconciliations from non-IFRS numbers to IFRS numbers under the new format.

In addition, for periods starting on or after January 1, 2012, SAP has modified the definition of its non-IFRS revenue and profit measures. See the section below called Adjustment to Definition of Non-IFRS Revenue and Profit Measures for additional details.

SAP Reports Fourth Quarter and Full-Year 2011 Results	Page 7

Business Outlook

Based on the expectation of a successful closing of the SuccessFactors acquisition in the first quarter of 2012, SAP is providing the following outlook for the full-year 2012:

•

The Company expects full-year 2012 non-IFRS software and software-related service revenue to increase in a range of 10% – 12% at constant currencies (2011: €11.35 billion). This includes a contribution of up to 2 percentage points from SuccessFactors’ business.

•

The Company expects full-year 2012 non-IFRS operating profit to be in a range of €5.05 billion – €5.25 billion at constant currencies (2011: €4.71 billion). Full-year 2012 non-IFRS operating profit excluding SuccessFactors is expected to be in a similar range.

•	The Company projects a full-year 2012 IFRS effective tax rate of 26.5% – 27.5% (2011: 27.8%) and a non-IFRS effective tax rate of 27.0%—28.0% (2011: 26.5%).

Major Customer Wins

In the fourth quarter of 2011, SAP closed major contracts in key regions:

EMEA

Deutsche Lufthansa AG, Bundesrechenzentrum GmbH, Lidl, Clariant International Ltd., FIAT, Vodafone

Americas

U.S. Department of Agriculture, ConAgra Foods, Inc., Ace Hardware Corporation, Delta Air Lines, Inc., Banco de Galicia y Buenos Aires S.A., Petróleos Mexicanos

Asia Pacific/Japan

Yonghui Superstores Co. Ltd., Tingyi Holding Corporation, Department of Finance and Deregulation, Usha International Ltd., Powercor, Sharp Corporation

HANA

Gonhermex, S.A. de C.V., Grupo Gonher, Schukat electronic Vertriebs GmbH, EBY-Brown Company LLC, Newell Rubbermaid, Inc., Coinstar, Inc., T-Mobile USA, Inc.

SAP Business ByDesign

EC Bioenergie GmbH, DESANO Pharmacy, Innogence Limited, Matchcode, metaio, Schaltbau Holding AG, Schukat electronic Vertriebs GmbH

Adjustment to Definition of Non-IFRS Revenue and Profit Measures

In light of SAP’s strong focus on the cloud market and considering the planned acquisition of SuccessFactors, SAP widens the range of revenues for which acquisition-related deferred revenue write-downs are adjusted in determining SAP’s non-IFRS revenue and profit numbers. SAP continues to adjust for deferred revenue write-downs, i.e. for revenues that would have been recognized had the acquired entities remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. However, in the definitions of SAP’s non-IFRS measures used through 2011, such adjustments for deferred revenue write downs were limited to support revenues. From 2012 onwards, SAP will additionally make such deferred revenue write -down adjustments for cloud subscription revenues and other similarly recurring revenues.

SAP Reports Fourth Quarter and Full-Year 2011 Results	Page 8

All other non-IFRS measures will remain unchanged. Since the deferred revenue write-down adjustments for recurring revenues other than support revenue from acquisitions that were executed through 2011 were immaterial, SAP does not restate prior period non-IFRS measures to align with the new definition.

For a more detailed description of all of SAP’s non-IFRS adjustments and their limitations as well as our constant currency and free cash flow figures see Explanations of Non-IFRS Measures online (www.sap.com/investor).

Additional Information

Fourth Quarter and year-to-date 2011 revenue, profit and cash flow figures include the revenue, profits and cash flows from Sybase. For the prior-year periods those numbers were only included since the acquisition (July 26, 2010).

In 2011, SAP re-measured the provision recorded for the TomorrowNow litigation following the motion granted by the judge on the original jury verdict. The judge’s decision vacated the original verdict of $1.3 billion, but gave Oracle the choice of accepting $272 million or seeking a new trial. The deadline for Oracle to make that choice depended on the outcome and timing of a ruling on Oracle’s motion for an early appeal. The early appeal was denied on January 6, 2012, and Oracle now has the choice to accept the reduced damages of $272 million or seek a new trial to determine damages.

The re-measurement of the provision additionally reflects currency exchange rate changes and changes in the estimate of related legal expenses. While the resulting re-measurement of the TomorrowNow litigation provision favorably impacted SAP’s fiscal year 2011 IFRS operating profit and operating margin it did not have an effect on SAP’s fiscal year 2011 non-IFRS operating profit and operating margin.

# #

2011 Annual Report

SAP’s 2011 Annual Report to Shareholders and 2011 Annual Report on Form 20-F are scheduled to be published on March 23, 2012, and will be available for download at www.sap.com/investor.

Webcast

SAP senior management will host a press conference in Frankfurt today at 10:00 AM (CET) / 9:00 AM (GMT) / 4:00 AM (Eastern) / 1:00 AM (Pacific), followed by an investor conference at 2:00 PM (CET) / 1:00 PM (GMT) / 8:00 AM (Eastern) / 5:00 AM (Pacific). Both conferences will be web cast live on the Company’s website at www.sap.com/investor and will be available for replay. Supplementary financial information pertaining to the full-year and quarterly results can be found at www.sap.com/investor.

About SAP

As market leader in enterprise application software, SAP (NYSE: SAP) helps companies of all sizes and industries run better. From back office to boardroom, warehouse to storefront, desktop to mobile device – SAP empowers people and organizations to work together more efficiently and use business insight more effectively to stay ahead of the competition. SAP applications and services enable more than 183,000 customers to operate profitably, adapt continuously, and grow sustainably. For more information, visit www.sap.com.

SAP Reports Fourth Quarter and Full-Year 2011 Results	Page 9

# # #

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

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Appendix – Financial Information to Follow

FINANCIAL INFORMATION

FOR THE FOURTH QUARTER 2011

(Condensed and Unaudited)

Page

Financial Statements (IFRS)
Income Statements – Quarter	F1
Income Statements – Twelve Months	F2
Statements of Financial Position	F3
Statements of Cash Flows	F5

Supplementary Financial Information
Reconciliations from Non-IFRS Numbers to IFRS Numbers	F6 to F7
Revenue by Region	F8 to F9
New Income Statement Format–Consolidated Income Statements	F10
New Income Statement Format–Reconciliations from Non-IFRS Numbers to IFRS Numbers	F11

Financial Statements (IFRS)

CONSOLIDATED INCOME STATEMENT

for the three months ended December 31

(Preliminary and Unaudited)

€ millions, unless otherwise stated	2011	2010	Change in %
Software revenue	1,744	1,507	16
Support revenue	1,874	1,654	13
Subscription and other software-related service revenue	102	112	–9
Software and software-related service revenue	3,720	3,273	14
Consulting revenue	615	625	–2
Other service revenue	163	160	2
Professional services and other service revenue	778	785	–1
Total revenue	4,498	4,058	11

Cost of software and software-related services	–607	–541	12
Cost of professional services and other services	–560	–593	–6
Research and development	–537	–487	10
Sales and marketing	–940	–788	19
General and administration	–203	–175	16
Restructuring	–2	2	<-100
TomorrowNow litigation	6	–934	<-100
Other operating income/expense, net	11	2	>100
Total operating expenses	–2,832	–3,514	–19
Operating profit	1,666	544	206

Other non-operating income/expense, net	–45	–50	–10
Finance income	46	21	>100
Finance Cost TomorrowNow litigation	1	–12	<-100
Other finance costs	–49	–51	–4
Finance costs	–48	–63	–24
Financial income, net	–2	–42	–95
Profit before tax	1,619	452	258

Income tax TomorrowNow litigation	–5	359	<-100
Other income tax expense	–415	–377	10
Income tax expense	–420	–18	2,233
Profit after tax	1,199	434	176
Profit attributable to non-controlling interests	0	0	0
Profit attributable to owners of parent	1,199	434	176

Basic earnings per share, in €*	1.01	0.37	173
Diluted earnings per share, in €*	1.01	0.37	173

*	for the three months ended December 31, 2011 and 2010 the weighted average number of shares were 1,190 million (Diluted: 1,190 million) and 1,188 million (Diluted: 1,188 million), respectively (treasury stock excluded).

F1

CONSOLIDATED INCOME STATEMENT

for the twelve months ended December 31

(Preliminary and Unaudited)

€ millions, unless otherwise stated	2011	2010	Change in %
Software revenue	3,970	3,265	22
Support revenue	6,967	6,133	14
Subscription and other software-related service revenue	381	396	–4
Software and software-related service revenue	11,318	9,794	16
Consulting revenue	2,341	2,197	7
Other service revenue	573	473	21
Professional services and other service revenue	2,914	2,670	9
Total revenue	14,232	12,464	14

Cost of software and software-related services	–2,111	–1,823	16
Cost of professional services and other services	–2,232	–2,071	8
Research and development	–1,939	–1,729	12
Sales and marketing	–3,080	–2,645	16
General and administration	–718	–636	13
Restructuring	–4	3	<-100
TomorrowNow litigation	717	–981	<-100
Other operating income/expense, net	14	9	56
Total operating expenses	–9,353	–9,873	–5
Operating profit	4,879	2,591	88

Other non-operating income/expense, net	–79	–186	–58
Finance income	123	73	68
Finance costs TomorrowNow litigation	8	–12	<-100
Other finance costs	–168	–128	31
Finance costs	–160	–140	14
Financial income, net	–37	–67	–45
Profit before tax	4,763	2,338	104

Income tax TomorrowNow litigation	–281	377	<-100
Other income tax expense	–1,041	–902	15
Income tax expense	–1,322	–525	152
Profit after tax	3,441	1,813	90
Profit attributable to non-controlling interests	1	2	–50
Profit attributable to owners of parent	3,440	1,811	90

Basic earnings per share, in €*	2.89	1.52	90
Diluted earnings per share, in €*	2.89	1.52	90

*	for the twelve months ended December 31, 2011 and 2010 the weighted average number of shares were 1,189 million (Diluted: 1,190 million) and 1,188 million (Diluted: 1,189 million), respectively (treasury stock excluded).

F2

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

as at December 31, 2011 and December 31, 2010

(Preliminary and Unaudited)

€ millions	2011	2010
Cash and cash equivalents	4,965	3,518
Other financial assets	816	158
Trade and other receivables	3,494	3,099
Other non-financial assets	205	181
Tax assets	214	187
Total current assets	9,694	7,143

Goodwill	8,709	8,428
Intangible assets	2,024	2,376
Property, plant, and equipment	1,551	1,449
Other financial assets	538	475
Trade and other receivables	84	78
Other non-financial assets	39	31
Tax assets	146	122
Deferred tax assets	466	737
Total non-current assets	13,557	13,696
Total assets	23,251	20,839

F3

€ millions	2011	2010
Trade and other payables	979	923
Tax liabilities	379	164
Financial liabilities	1,331	142
Other non-financial liabilities	1,994	1,726
Provision TomorrowNow litigation	231	997
Other provisions	315	290
Provisions	546	1,287
Deferred income	1,048	911
Total current liabilities	6,277	5,153

Trade and other payables	43	30
Tax liabilities	410	369
Financial liabilities	2,925	4,449
Other non-financial liabilities	91	85
Provisions	273	292
Deferred tax liabilities	477	574
Deferred income	44	63
Total non-current liabilities	4,263	5,862
Total liabilities	10,540	11,015

Issued capital	1,228	1,227
Share premium	421	337
Retained earnings	12,468	9,767
Other components of equity	–37	–142
Treasury shares	–1,377	–1,382
Equity attributable to owners of parent	12,703	9,807

Non-controlling interests	8	17
Total equity	12,711	9,824
Equity and liabilities	23,251	20,839

F4

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the twelve months ended December 31

(Preliminary and Unaudited)

€ millions	2011	2010
Profit after tax	3,441	1,813
Adjustments to reconcile profit after taxes to net cash provided by operating activities:
Depreciation and amortization	724	534
Income tax expense	1,322	525
Financial income, net	37	67
Decrease/increase in sales and bad debt allowances on trade receivables	–18	–49
Other adjustments for non-cash items	17	29
Decrease/increase in trade receivables	–428	–123
Decrease/increase in other assets	–76	–122
Decrease/increase in trade payables, provisions and other liabilities	–335	1,116
Decrease/increase in deferred income	124	66
Cash outflows due to TomorrowNow litigation	–53	–102
Interest paid	–139	–66
Interest received	92	52
Income taxes paid, net of refunds	–932	–818
Net cash flows from operating activities	3,776	2,922

Business combinations, net of cash and cash equivalents acquired	–188	–4,194
Purchase of intangible assets and property, plant and equipment	–445	–334
Proceeds from sales of intangible assets or property, plant, and equipment	55	44
Purchase of equity or debt instruments of other entities	–2,045	–842
Proceeds from sales of equity or debt instruments of other entities	1,398	1,332
Net cash flows from investing activities	–1,225	–3,994

Purchase of non-controlling interests	–28	0
Dividends paid	–713	–594
Purchase of treasury shares	–246	–220
Proceeds from reissuance of treasury shares	252	127
Proceeds from issuing shares (share-based compensation)	46	23
Proceeds from borrowings	519	5,380
Repayments of borrowings	–1,005	–2,196
Net cash flows from financing activities	–1,175	2,520

Effect of foreign exchange rates on cash and cash equivalents	71	186
Net decrease/increase in cash and cash equivalents	1,447	1,634
Cash and cash equivalents at the beginning of the period	3,518	1,884
Cash and cash equivalents at the end of the period	4,965	3,518

F5

Supplementary Financial Information

RECONCILIATIONS FROM NON-IFRS NUMBERS TO IFRS NUMBERS

(Preliminary and Unaudited)

The following table presents a reconciliation from our non-IFRS numbers (including our non-IFRS at constant currency numbers) to the respective most comparable IFRS numbers. Note: Our non-IFRS numbers are not prepared under a comprehensive set of accounting rules or principles.

	Three months ended December 31
€ millions, unless otherwise stated	2011					2010			Change in %
	IFRS	Adj.*	Non- IFRS*	Currency impact**	Non-IFRS constant currency**	IFRS	Adj.*	Non- IFRS*	IFRS	Non- IFRS*	Non-IFRS constant currency**
Revenue Numbers
Software revenue	1,744	0	1,744	17	1,761	1,507	0	1,507	16	16	17
Support revenue	1,874	1	1,875	–3	1,872	1,654	38	1,692	13	11	11
Subscription and other software-related service revenue	102	0	102	–1	101	112	0	112	–9	–9	–10
Software and software-related service revenue	3,720	1	3,721	13	3,734	3,273	38	3,311	14	12	13
Consulting revenue	615	0	615	1	616	625	0	625	–2	–2	–1
Other service revenue	163	0	163	1	164	160	0	160	2	2	3
Professional services and other service revenue	778	0	778	2	780	785	0	785	–1	–1	–1
Total revenue	4,498	1	4,499	15	4,514	4,058	38	4,096	11	10	10

Operating Expense Numbers
Cost of software and software-related services	–607	69	–538			–541	64	–477	12	13
Cost of professional services and other services	–560	5	–555			–593	5	–588	–6	–6
Research and development	–537	5	–532			–487	0	–487	10	9
Sales and marketing	–940	32	–908			–788	34	–754	19	20
General and administration	–203	7	–196			–175	5	–170	16	15
Restructuring	–2	2	0			2	–2	0	<-100	0
TomorrowNow litigation	6	–6	0			–934	934	0	<-100	0
Other operating income/expense, net	11	0	11			2	0	2	>100	>100
Total operating expenses	–2,832	114	–2,718	–5	–2,723	–3,514	1,041	–2,474	–19	10	10

Profit Numbers
Operating profit	1,666	115	1,781	10	1,791	544	1,079	1,622	206	10	10
Other non-operating income/expense, net	–45	0	–45			–50	–14	–64	–10	–30
Finance income	46	0	46			21	0	21	>100	>100
Finance Cost TomorrowNow litigation	1	–1	0			–12	12	0	<-100	0
Other finance costs	–49	0	–49			–51	0	–51	–4	–4
Finance costs	–48	–1	–49			–63	12	–51	–24	–4
Financial income, net	–2	–1	–3			–42	12	–30	–95	–90
Profit before tax	1,619	114	1,733			452	1,077	1,529	258	13
Income tax TomorrowNow litigation	–5	5	0			359	–359	0	<-100	0
Other income tax expense	–415	–37	–452			–377	–43	–420	10	8
Income tax expense	–420	–32	–452			–18	–402	–420	2,233	8
Profit after tax	1,199	82	1,281			434	675	1,109	176	16
Profit attributable to non-controlling interests	0	0	0			0	0	0	0	0
Profit attributable to owners of parent	1,199	82	1,281			434	675	1,109	176	16

Key Ratios
Operating margin in %	37.0		39.6		39.7	13.4		39.6	23.6pp	0	0.1pp
Effective tax rate in %	25.9		26.1			4.0		27.5	21.9pp	–1.4pp
Basic earnings per share, in €*	1.01		1.08			0.37		0.93	173	16

F6

	Twelve months ended December 31
€ millions, unless otherwise stated	2011					2010			Change in %
	IFRS	Adj.*	Non- IFRS*	Currency impact**	Non-IFRS constant currency**	IFRS	Adj.*	Non- IFRS*	IFRS	Non- IFRS*	Non-IFRS constant currency**
Revenue Numbers
Software revenue	3,970	0	3,970	96	4,066	3,265	0	3,265	22	22	25
Support revenue	6,967	27	6,994	58	7,052	6,133	74	6,207	14	13	14
Subscription and other software-related service revenue	381	0	381	–1	380	396	0	396	–4	–4	–4
Software and software-related service revenue	11,318	27	11,345	153	11,498	9,794	74	9,868	16	15	17
Consulting revenue	2,341	0	2,341	35	2,376	2,197	0	2,197	7	7	8
Other service revenue	573	0	573	8	581	473	0	473	21	21	23
Professional services and other service revenue	2,914	0	2,914	43	2,957	2,670	0	2,670	9	9	11
Total revenue	14,232	27	14,259	196	14,455	12,464	74	12,538	14	14	15

Operating Expense Numbers
Cost of software and software-related services	–2,111	285	–1,826			–1,823	202	–1,621	16	13
Cost of professional services and other services	–2,232	33	–2,199			–2,071	18	–2,053	8	7
Research and development	–1,939	41	–1,898			–1,729	23	–1,706	12	11
Sales and marketing	–3,080	127	–2,953			–2,645	95	–2,550	16	16
General and administration	–718	31	–687			–636	26	–610	13	13
Restructuring	–4	4	0			3	–3	0	<-100	0
TomorrowNow litigation	717	–717	0			–981	981	0	<-100	0
Other operating income/expense, net	14	0	14			9	0	9	56	56
Total operating expenses	–9,353	–196	–9,549	–128	–9,677	–9,873	1,342	–8,531	–5	12	13

Profit Numbers
Operating profit	4,879	–169	4,710	68	4,778	2,591	1,416	4,007	88	18	19
Other non-operating income/expense, net	–79	0	–79			–186	–4	–190	–58	–58
Finance income	123	0	123			73	0	73	68	68
Finance costs TomorrowNow litigation	8	–8	0			–12	12	0	<-100	0
Other finance costs	–168	0	–168			–128	0	–128	31	31
Finance costs	–160	–8	–168			–140	12	–128	14	31
Financial income, net	–37	–8	–45			–67	12	–55	–45	–18
Profit before tax	4,763	–177	4,586			2,338	1,424	3,762	104	22
Income tax TomorrowNow litigation	–281	281	0			377	–377	0	<-100	0
Other income tax expense	–1,041	–174	–1,215			–902	–122	–1,024	15	19
Income tax expense	–1,322	107	–1,215			–525	–499	–1,024	152	19
Profit after tax	3,441	–70	3,371			1,813	925	2,738	90	23
Profit attributable to non-controlling interests	1	0	1			2	0	2	–50	–50
Profit attributable to owners of parent	3,440	–70	3,370			1,811	925	2,736	90	23

Key Ratios
Operating margin in %	34.3		33.0		33.1	20.8		32.0	13.5pp	1.0pp	1.1pp
Effective tax rate in %	27.8		26.5			22.5		27.2	5.3pp	–0.7pp
Basic earnings per share, in €*	2.89		2.83			1.52		2.30	90	23

*	Adjustments in the revenue line items are for support revenue that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges, share-based compensation expenses, restructuring expenses and discontinued activities.

**	Constant currency revenue figures are calculated by translating revenue of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

Differences may exist due to rounding.

F7

REVENUE BY REGION

(Preliminary and Unaudited)

The following table presents our IFRS and non-IFRS revenue by region based on customer location. The table also presents a reconciliation from our non-IFRS revenue (including our non-IFRS revenue at constant currency) to the respective most comparable IFRS revenue. Note: Our non-IFRS revenues are not prepared under a comprehensive set of accounting rules or principles.

	Three months ended December 31
€ millions	2011					2010			Change in %
	IFRS	Adj.*	Non- IFRS*	Currency impact**	Non-IFRS constant currency**	IFRS	Adj.*	Non- IFRS*	IFRS	Non- IFRS*	Non-IFRS constant currency**
Software revenue by region

EMEA	844	0	844	7	851	724	0	724	17	17	18
Americas	612	0	612	10	622	553	0	553	11	11	12
Asia Pacific Japan	288	0	288	1	289	230	0	230	25	25	26
Software revenue	1,744	0	1,744	17	1,761	1,507	0	1,507	16	16	17

Software and software-related service revenue by region
Germany	577	0	577	0	577	524	0	524	10	10	10
Rest of EMEA	1,260	0	1,260	9	1,269	1,122	11	1,133	12	11	12
Total EMEA	1,837	0	1,837	9	1,846	1,646	11	1,657	12	11	11
United States	895	0	895	–5	890	804	21	825	11	8	8
Rest of Americas	379	0	379	18	397	331	3	334	15	13	19
Total Americas	1,274	1	1,275	12	1,287	1,135	24	1,159	12	10	11
Japan	182	0	182	–13	169	133	2	135	37	35	25
Rest of Asia Pacific Japan	428	0	428	4	432	358	2	360	20	19	20
Total Asia Pacific Japan	609	0	609	–8	601	492	3	495	24	23	21
Software and software-related service revenue	3,720	1	3,721	13	3,734	3,273	38	3,311	14	12	13

Total revenue by region
Germany	728	0	728	1	729	724	0	724	1	1	1
Rest of EMEA	1,501	0	1,501	11	1,512	1,350	11	1,361	11	10	11
Total EMEA	2,230	0	2,230	10	2,240	2,074	11	2,085	8	7	7
United States	1,108	0	1,108	–7	1,101	1,012	21	1,033	9	7	7
Rest of Americas	462	0	462	20	482	402	3	405	15	14	19
Total Americas	1,569	1	1,570	13	1,583	1,414	24	1,438	11	9	10
Japan	202	0	202	–14	188	153	2	155	32	30	21
Rest of Asia Pacific Japan	497	0	497	5	502	418	2	420	19	18	20
Total Asia Pacific Japan	699	0	699	–9	690	571	3	574	22	22	20
Total revenue	4,498	1	4,499	15	4,514	4,058	38	4,096	11	10	10

F8

	Twelve months ended December 31
€ millions	2011					2010			Change in %
	IFRS	Adj.*	Non- IFRS*	Currency impact**	Non-IFRS constant currency**	IFRS	Adj.*	Non- IFRS*	IFRS	Non- IFRS*	Non-IFRS constant currency**
Software revenue by region

EMEA	1,773	0	1,773	14	1,787	1,471	0	1,471	21	21	21
Americas	1,482	0	1,482	75	1,557	1,247	0	1,247	19	19	25
Asia Pacific Japan	714	0	714	8	722	547	0	547	31	31	32
Software revenue	3,970	0	3,970	96	4,066	3,265	0	3,265	22	22	25

Software and software-related service revenue by region
Germany	1,725	0	1,725	0	1,725	1,564	0	1,564	10	10	10
Rest of EMEA	3,804	8	3,812	–5	3,807	3,319	20	3,339	15	14	14
Total EMEA	5,528	8	5,536	–4	5,532	4,883	20	4,903	13	13	13
United States	2,870	15	2,885	146	3,031	2,497	42	2,539	15	14	19
Rest of Americas	1,088	2	1,090	31	1,121	930	5	935	17	17	20
Total Americas	3,958	17	3,975	178	4,153	3,427	47	3,474	15	14	20
Japan	579	1	580	–24	556	448	3	451	29	29	23
Rest of Asia Pacific Japan	1,253	1	1,254	4	1,258	1,036	4	1,040	21	21	21
Total Asia Pacific Japan	1,832	2	1,834	–21	1,813	1,484	7	1,491	23	23	22
Software and software-related service revenue	11,318	27	11,345	153	11,498	9,794	74	9,868	16	15	17

Total revenue by region

Germany	2,346	0	2,346	0	2,346	2,195	0	2,195	7	7	7
Rest of EMEA	4,644	8	4,652	–5	4,647	4,068	20	4,089	14	14	14
Total EMEA	6,990	8	6,998	–6	6,992	6,263	20	6,283	12	11	11
United States	3,699	15	3,714	189	3,903	3,243	42	3,286	14	13	19
Rest of Americas	1,392	2	1,394	37	1,431	1,192	5	1,197	17	16	20
Total Americas	5,091	17	5,108	226	5,334	4,435	47	4,482	15	14	19
Japan	652	1	653	–28	625	513	3	516	27	27	21
Rest of Asia Pacific Japan	1,499	1	1,500	2	1,502	1,253	4	1,256	20	19	20
Total Asia Pacific Japan	2,151	2	2,153	–25	2,128	1,766	7	1,772	22	22	20
Total revenue	14,232	27	14,259	196	14,455	12,464	74	12,538	14	14	15

F9

NEW INCOME STATEMENTS FORMAT – CONSOLIDATED INCOME STATEMENT

for the twelve months ended December 31

(Preliminary and Unaudited)

€ millions, unless otherwise stated	2011	2010	Change in %
Software	4,106	3,410	20
Support	7,194	6,370	13
Cloud subscriptions and -support	18	14	29
Software and software-related service revenue	11,318	9,794	16
Consulting	2,341	2,197	7
Other services	573	473	21
Professional services and other service revenue	2,914	2,670	9
Total revenue	14,232	12,464	14

Cost of software and software-related services	–2,111	–1,823	16
Cost of professional services and other services	–2,232	–2,071	8
Total cost of revenue	–4,343	–3,894	12
Gross profit	9,889	8,570	15
Research and development	–1,939	–1,729	12
Sales and marketing	–3,080	–2,645	16
General and administration	–718	–636	13
Restructuring	–4	3	<-100
TomorrowNow litigation	717	–981	<-100
Other operating income/expense, net	14	9	56
Total operating expenses	–9,353	–9,873	–5
Operating profit	4,879	2,591	88

Other non-operating income/expense, net	–79	–186	–58
Finance income	123	73	68
Finance costs TomorrowNow litigation	8	–12	<-100
Other finance costs	–168	–128	31
Finance costs	–160	–140	14
Financial income, net	–37	–67	–45
Profit before tax	4,763	2,338	104

Income tax TomorrowNow litigation	–281	377	<-100
Other income tax expense	–1,041	–902	15
Income tax expense	–1,322	–525	152
Profit after tax	3,441	1,813	90
Profit attributable to non-controlling interests	1	2	–50
Profit attributable to owners of parent	3,440	1,811	90

Basic earnings per share, in €*	2.89	1.52	90
Diluted earnings per share, in €*	2.89	1.52	90

F10

NEW INCOME STATEMENTS FORMAT – RECONCILIATIONS FROM NON-IFRS NUMBERS TO IFRS NUMBERS (NEW)

(Preliminary and Unaudited)

	Twelve months ended December 31
€ millions, unless otherwise stated	2011					2010			Change in %
	IFRS	Adj.*	Non- IFRS*	Currency impact**	Non-IFRS constant currency**	IFRS	Adj.*	Non- IFRS*	IFRS	Non- IFRS*	Non-IFRS constant currency**
Revenue Numbers
Software	4,106	0	4,106	96	4,202	3,410	0	3,410	20	20	23
Support	7,194	27	7,221	57	7,278	6,370	74	6,444	13	12	13
Cloud subscriptions and -support	18	0	18	0	18	14	0	14	29	29	29
Software and software-related service revenue	11,318	27	11,345	153	11,498	9,794	74	9,868	16	15	17
Consulting	2,341	0	2,341	35	2,376	2,197	0	2,197	7	7	8
Other services	573	0	573	8	581	473	0	473	21	21	23
Professional services and other service revenue	2,914	0	2,914	43	2,957	2,670	0	2,670	9	9	11
Total revenue	14,232	27	14,259	196	14,455	12,464	74	12,538	14	14	15

Operating Expense Numbers
Cost of software and software-related services	–2,111	285	–1,826			–1,823	202	–1,621	16	13
Cost of professional services and other services	–2,232	33	–2,199			–2,071	18	–2,053	8	7
Total cost of revenue	–4,343	318	–4,025			–3,894	220	–3,674	12	10
Gross profit	9,889	345	10,234			8,570	294	8,864	15	15
Research and development	–1,939	41	–1,898			–1,729	23	–1,706	12	11
Sales and marketing	–3,080	127	–2,953			–2,645	95	–2,550	16	16
General and administration	–718	31	–687			–636	26	–610	13	13
Restructuring	–4	4	0			3	–3	0	<-100	0
TomorrowNow litigation	717	–717	0			–981	981	0	<-100	0
Other operating income/expense, net	14	0	14			9	0	9	56	56
Total operating expenses	–9,353	–196	–9,549	–128	–9,677	–9,873	1,342	–8,531	–5	12	13

Profit Numbers
Operating profit	4,879	–169	4,710	68	4,778	2,591	1,416	4,007	88	18	19
Other non-operating income/expense, net	–79	0	–79			–186	–4	–190	–58	–58
Finance income	123	0	123			73	0	73	68	68
Finance costs TomorrowNow litigation	8	–8	0			–12	12	0	<-100	0
Other finance costs	–168	0	–168			–128	0	–128	31	31
Finance costs	–160	–8	–168			–140	12	–128	14	31
Financial income, net	–37	–8	–45			–67	12	–55	–45	–18
Profit before tax	4,763	–177	4,586			2,338	1,424	3,762	104	22
Income tax TomorrowNow litigation	–281	281	0			377	–377	0	<-100	0
Other income tax expense	–1,041	–174	–1,215			–902	–122	–1,024	15	19
Income tax expense	–1,322	107	–1,215			–525	–499	–1,024	152	19
Profit after tax	3,441	–70	3,371			1,813	925	2,738	90	23
Profit attributable to non-controlling interests	1	0	1			2	0	2	–50	–50
Profit attributable to owners of parent	3,440	–70	3,370			1,811	925	2,736	90	23

Key Ratios
Operating margin in %	34.3		33.0		33.1	20.8		32.0	13.5pp	1.0pp	1.1pp
Effective tax rate in %	27.8		26.5			22.5		27.2	5.3pp	–0.7pp
Basic earnings per share, in €*	2.89		2.83			1.52		2.30	90	23

*	Adjustments in the revenue line items are for support revenue that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. See Explanations of Non-IFRS Measures for details.

F11

**	Constant currency revenue figures are calculated by translating revenue of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

Differences may exist due to rounding.

For a more detailed description of these adjustments and their limitations as well as our constant currency and free cash flow figures see Explanations of Non-IFRS Measures online (www.sap.com/about/investor/index.epx).

F12